Exhibit 99.1

News Release 2007-11	May 15, 2007

Queenstake’s First Quarter Results

Denver, Colorado — May 15, 2007 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE, the “Company”) reported a net loss of $5.1 million for the first quarter of 2007. Cash flow from operations before working capital changes totaled $1.2 million for the first quarter of 2007. Cash and cash equivalents at March 31, 2007 were $3.3 million. All amounts in this news release are in US dollars, unless otherwise stated.

Gold production was 47,235 ounces for the first quarter of 2007, of which Jerritt Canyon ore produced 28,612 ounces and ore and carbon purchased from Newmont contributed 18,623 ounces. Cash operating costs per ounce of Jerritt Canyon ore were $535 per ounce for the 2007 first quarter. In the 2006 first quarter, gold production totaled 29,873 ounces solely from Jerritt Canyon ore, as there were temporary mill shut downs due to mechanical gear issues related to the ball mill.

Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (“Yukon-Nevada”). The combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of Yukon-Nevada. Shareholders of YGC will retain one common share of Yukon-Nevada for each share of YGC held, and shareholders of Queenstake will receive one common share of Yukon-Nevada for each 10 shares of Queenstake held. Completion of the business combination is subject to shareholder, court and regulatory approvals and other conditions precedent.

The respective shareholder meetings of the Company and YGC to consider and vote on the proposed combination are scheduled for May 18, 2007.

Operating Highlights	1Q 2007	1Q 2006
Gold ounces produced from Jerritt Canyon ore(1)	28,612	29,873
Total gold ounces produced from all sources(1)	47,235	29,873
Gold ounces sold(1)	47,445	28,488
Average realized gold price ($/oz)	$644	$553
Cash operating costs per ounce from Jerritt Canyon ore(2)	$535	$558
Ore tons mined	120,160	228,963
Tons processed from all sources(1)	210,212	150,228
Grade processed (opt)(3)	0.21	0.25
Process recovery	85.6%	86.4%

Financial & Operating Review

The Company reported a net loss of $5.1 million for the 2007 first quarter compared with a net loss of $5.8 million in the 2006 first quarter.  Revenues of $30.6 million were generated from the sale of 47,445 ounces of gold at an average realized gold price of $644 per ounce, compared with the average market price of $650 for the quarter. The lower realized gold price reflected certain price protection covenants related to the Auramet secured bridge loan financing facility (“the Facility”) during the quarter. As of March 31, 2007, the Company had no forward sales commitments. The Company continues to sell its gold production at the spot price.

Cash operating costs of $535 per ounce from Jerritt Canyon ore for the first quarter of 2007 reflected seasonal ore-drying bottlenecks at the mill and the ongoing reduced mill processing capacity since the third quarter of 2006 in order to minimize the risk of further mill pinion and bull gear mechanical issues. (See more information about the new bull gear below.)

Cash operating costs during the first quarter were in line with the fourth quarter of 2007. This together with the higher realized gold price, compared to the fourth quarter of 2006, generated sufficient cash flow to continue to fund the ongoing operations at Jerritt Canyon and to reduce the December 31, 2006 trade payables and accrued liabilities by $2.8 million at the end of March 2007, excluding the $8 million from the Facility used to pay for the new evaporation pond.

As announced by the Company on May 1, 2007, the Company reached agreement with Auramet Trading LLC (“Auramet”) to extend the payment date of the $8 million Facility by one month, to June 29, 2007. The borrowed funds, less costs of the transaction, primarily paid the costs of the new evaporation pond at the Jerritt Canyon operations which was mandated by the Nevada Department of Environmental Protection (“NDEP”).  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (“the Insurer”), but the timing and receipt of such reimbursement is uncertain.  The matter has been referred to arbitration.

Depreciation and accretion charges were $5.1 million for the first quarter of 2007, compared with $3.1 million in the first quarter of 2006. The higher depreciation was due to the increase in stockpiled ore and work-in-process ore inventories during the year. Exploration expenses were $258,000 in the first quarter of 2007 compared with $200,000 in the prior year quarter. General and administrative costs were $1.0 million, similar to the prior year quarter. The Company invested $2.3 million in the Jerritt Canyon mines during the first quarter, compared with $8.2 million in the 2006 quarter, which was impacted by unforeseen costs for mill gear repairs. Significant capital investments during the quarter were in underground mine development and in purchasing and refurbishing plant and equipment.

At March 31, 2007, the Company had a working capital deficit of $12.9 million, primarily due to the increase in purchased ore stockpile inventories and decreased cash and cash equivalents. At the end of the first quarter, the Company was carrying $23.9 million in Newmont purchased ore inventory and loaded carbon. The Company estimated that there were approximately 9,500 ounces contained in the Jerritt Canyon ore stockpile and approximately 45,000 ounces in the Newmont purchased ore stockpile at the mill at the end of the first quarter.

Cash and cash equivalents were $3.3 million at March 31, 2007 with unsold gold inventory of $0.6 million compared with $0.3 million at December 31, 2006.

Operations Review

First quarter 2007 production from Jerritt Canyon was 28,612 ounces, excluding production from ore and carbon purchased from Newmont of 4,476 ounces and 14,147 ounces, respectively. During the fourth quarter of 2006, Jerritt Canyon started processing loaded carbon under an agreement with Newmont using existing excess capacity in the Jerritt Canyon carbon stripping circuit.

Total ore tons processed during the first quarter of 2007 was 210,212, lower than the fourth quarter of 2006 but higher than the first quarter of 2006. Processed ore tonnage and gold production for the first quarter of 2007 were impacted as the Company continued to run the mill at reduced capacity to minimize risk of further mill pinion and bull gear mechanical issues. The grade of Queenstake ore milled was 0.25 ounce of gold per ton (opt), similar to a year ago.  However, the overall grade of all ores processed, including the lower grade ores from Newmont was 0.21 opt. During the first quarter, Jerritt Canyon mined 172,992 total tons, of which 120,160 tons were ore.

A new bull gear was fabricated and shipped from Australia in March 2007 and is expected to arrive on site soon. The bull gear change is scheduled for June 2007 coincident with the annual mill maintenance shutdown. It is planned that the mill will be down for approximately two weeks at the end of June to allow for all maintenance and change-out activities to be completed. During the mill shutdown, the mines will continue to produce at capacity and ore will be stockpiled adjacent to the mill. After the installation of the new bull gear, it is expected that the mill will ramp up its throughput to again operate at 100% capacity or at an annual rate of approximately 1.5 million tons during the latter part of 2007.

The table below summarizes production results for both Jerritt Canyon ore and ore purchased from Newmont.

	For the three months ended March 31, 2007
	Jerritt Canyon ore	Purchased ore / carbon	Total
Ore tons processed	153,323	56,889	210,212
Ore grade processed (opt)	0.24	0.09	0.21
Ore process recovery	84.9%	90.5%	85.6%
Gold ounces produced from ore	28,612	4,476	33,088
Gold ounces produced from carbon	—	14,147	14,147
Total Gold ounces produced	28,612	18,623	47,235

Cash cost per ounce (in millions of U.S. dollars, except cost per ounce):
Mining costs	$8.5	$—	$8.5
Processing costs	6.2	2.1	8.3
Ore / carbon purchases	—	9.7	9.7
Other	0.6	—	0.6
	15.3	11.8	27.1
Cash cost per ounce	$535	$636	$575

Capitalized mine development was 1,159 feet during the first quarter.

Outlook

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007, subject to shareholder, court and regulatory approvals and other conditions precedent. Following completion of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, and exploration and capital investment expenditures, in order to deliver maximum value from the Jerritt Canyon operation and assets.

Queenstake Resources Ltd.’s principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from two underground mines.  The Jerritt Canyon

District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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(1) First quarter 2007 production from Jerritt Canyon was 28,612 ounces, excluding production from ore and carbon purchased from Newmont of 4,476 ounces and 14,147 ounces, respectively. Gold ounces sold are from all sources of production.

(2) Cash operating costs per ounce is a non-GAAP measure intended to complement conventional GAAP reporting. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Please refer to the Company’s Management Discussion and Analysis on file at www.sedar.com and www.sec.gov for further information.

(3) The average grade of ore processed was impacted by the lower grade of ore purchased from Newmont. Refer to the table on page 3 of this news release for a production summary of Jerritt Canyon ore and ore purchased from Newmont.

(4) The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and regarding Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) projections of future gold production, investments in exploration and capital and operational improvements, (ii) estimates of mill shut down and refurbishment, and (iii) statements relating to the pending business combination of the Company and YGC.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks, risks relating to the completion of the pending business combination with YGC and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unaudited	For the three months ended March 31,
(In Thousands of U.S. Dollars, except per share amounts)	2007	2006

Revenues	$30,615	$15,765
Costs and expenses
Cost of sales	27,902	16,521
Depreciation, depletion and amortization	4,978	3,270
Non-hedge derivatives	—	183
Exploration	258	200
General and administrative	1,034	1,072
Accretion of reclamation and mine closure liability	297	294
Stock-based compensation	118	76
	34,587	21,616
Loss from operations	(3,972)	(5,851)

Interest expense	1,804	63
Other income, net	(349)	(248)
Foreign exchange (gain) loss	(1)	(46)
Gain on disposal of assets	(323)	—
Write down of assets	—	166
	1,131	(65)
Net loss	$(5,103)	$(5,786)

Net loss per share - basic and diluted	($0.01)	($0.01)

Weighted average number of shares outstanding (000’s) - basic and diluted	584,401	549,782

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended March 31,
(In Thousands of U.S. Dollars)	2007	2006

Deficit, beginning of period	$(103,704)	$(82,860)
Net loss	(5,103)	(5,786)
Deficit, end of period	$(108,807)	$(88,646)

INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Unaudited (In Thousands of U.S. Dollars)	March 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$3,342	$6,580
Trade and other receivables	458	726
Inventories	32,928	34,196
Marketable securities	24	13
Prepaid expenses	1,355	1,896
Total current assets	38,107	43,411

Restricted cash	27,291	27,035
Mineral property, plant and equipment, net	48,308	51,491
Other assets	1,191	1,254
Total assets	$114,897	$123,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$41,573	$52,386
Note payable	7,794	—
Other current liabilities	1,683	3,381
Total current liabilities	51,050	55,767

Other long-term obligations	1,772	1,997
Reclamation and mine closure	22,903	22,606
Total liabilities	75,725	80,370

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 585,171,068 (2006 - 583,706,489)	143,710	143,442
Contributed surplus	3,201	3,069
Warrants	618	14
Equity component of note payable	450	—
Deficit	(108,807)	(103,704)
Total shareholders’ equity	39,172	42,821
Total liabilities and shareholders’ equity	$114,897	$123,191

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unaudited	For the three months ended March 31,
(In Thousands of U.S. Dollars)	2007	2006
OPERATING ACTIVITIES
Net loss	$(5,103)	$(5,786)
Non-cash items:
Depreciation, depletion and amortization	4,978	3,270
Non-cash financing costs	886	—
Write down of mineral property, plant and equipment	—	166
Gain on disposal of assets	(323)	—
Fair value adjustment of marketable securities	(11)	—
Amortization of deferred financing costs	84	—
Accretion of reclamation and mine closure liability	297	294
Accretion of debt portion of loan facility	244	—
Write down of non-hedge derivatives	—	183
Stock-based compensation	118	76
Foreign exchange gain	(1)	(46)
	1,169	(1,843)
Changes in non-cash working capital:
Inventories	1,191	(4,816)
Accounts receivable and prepaid accounts	725	496
Accounts payable and accruals	(10,189)	9,183
Deferred revenue	(1,070)	—
Cash provided by (used in) operating activities	(8,174)	3,020

INVESTING ACTIVITIES
Mineral property, plant and equipment expenditures	(2,304)	(8,235)
Proceeds from sale of assets	323	—
Restricted cash	(256)	(271)
Cash used in investing activities	(2,237)	(8,506)

FINANCING ACTIVITIES
Common shares issued, net of costs	—	7
Loan proceeds	8,000	—
Principal payments on capital leases and notes payable	(827)	(995)
Deferred financing costs	—	(278)
Cash provided by (used in) financing activities	7,173	(1,266)

Net increase (decrease) in cash and cash equivalents	(3,238)	(6,752)
Cash and cash equivalents, beginning of year	6,580	10,225
Cash and cash equivalents, end of year	$3,342	$3,473

Cash paid for interest	$537	$63